Exhibit 99.1

Enerplus Announces Quarterly Cash Dividend for September 2021; Increases Dividend by 15%

CALGARY, AB, Aug. 5, 2021 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) today announced a 15% increase in its quarterly cash dividend, from CDN$0.033 per share to CDN$0.038 per share, payable on September 15, 2021 to all shareholders of record at the close of business on August 31, 2021. The ex-dividend date for this payment is August 30, 2021.

The CDN$0.038 per share dividend is equivalent to approximately US$0.030 per share if converted using the current Canadian/US dollar exchange rate of 0.7971. The U.S. dollar equivalent dividend will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may be applicable. Dividends paid by Enerplus are considered an "eligible dividend" for Canadian tax purposes. For U.S.  income tax purposes, Enerplus' dividends are considered "qualified dividends".

For further information, including financial and operating results and our most recent corporate presentation, please visit our website at www.enerplus.com or phone 1-800-319-6462. Shareholders may, upon request, obtain a hard copy of Enerplus' complete audited financial statements free of charge.

About Enerplus
Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations.

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/August2021/05/c3210.html

%CIK: 0001126874

For further information: Investor Contacts, Drew Mair, 403-298-1707; Krista Norlin, 403-298-4304

CO: Enerplus Corporation

CNW 17:38e 05-AUG-21